   As filed with the Securities and Exchange Commission on November 12, 1999.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  ------------
                                 Schedule 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  ------------
                              TB WOOD'S CORPORATION
                                (Name of Issuer)
                              TB WOOD'S CORPORATION
                      (Name of Person(s) Filing Statement)
                     Common Stock, par Value $.01 Per Share
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)

                                  ------------
                              Thomas F. Tatarczuch
                              TB Wood's Corporation
                             440 North Fifth Avenue
                        Chambersburg, Pennsylvania 17201
                                 (717) 264-7161
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  ------------
                                    Copy to:
                             David E. Schulman, Esq.
                             Dechert Price & Rhoads
                                1717 Arch Street
                            4000 Bell Atlantic Tower
                        Philadelphia, Pennsylvania 19103
                                 (215) 994-4000
                                  ------------
                                November 12, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                   ------------

                         CALCULATION OF REGISTRATION FEE
================================================================================
              Transaction Valuation*              Amount of Filing Fee**
--------------------------------------------------------------------------------
                         $5,000,000                      $1,000.00
================================================================================
* For the purpose of calculating the filing fee only, this amount is based on the purchase of 400,000 shares of Common Stock, par value $.01 per share, of TB Wood's Corporation at $12.50 per share.
** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

                                  ------------
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable.  Filing party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.
================================================================================

     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule 13E-4") relates to the offer by TB Wood's Corporation, a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 400,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.01 per share, at prices not in excess of $12.50 nor less than $9.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares (defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1999 (the "Offer to Purchase") and in the related letter of transmittal ("Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 13E-4 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is TB Wood's Corporation, a Delaware corporation, and the address of its principal executive office is 440 North Fifth Avenue, Chambersburg, Pennsylvania 17201.

     (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, par value $.01 per share ("Common Stock"), and the Offer is for up to 400,000 shares of Common Stock (the "Shares") (or such lesser number of Shares as are properly tendered) at prices not in excess of $12.50 nor less than $9.00 per Share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares. The Offer is being made to all holders of Common Stock, including officers, directors and affiliates of the Company. The Company has been advised that certain of its directors and executive officers may tender shares pursuant to the Offer. See Section 2 of the Offer to Purchase. Thomas C. Foley, the Company's Chairman and controlling stockholder has advised the Company that he does not intend to tender any Shares into the Offer and that on November 9, 1999 he entered into an option agreement (the "Option Agreement") with a third party (the "Option Holder"). Pursuant to the Option Agreement, the Option Holder has the option to purchase up to 275,000 Shares from Mr. Foley at a purchase price that is $.05 per Share less than the final per Share Purchase Price to be paid by the Company for Shares tendered into and accepted for payment pursuant to the Offer. The Option Holder has advised the Company that it currently intends to tender 275,000 Shares into the Offer at a price of $9.00 per Share. As of November 11, 1999, Mr. Foley beneficially owned 2,698,658 Shares representing approximately 44.6% of the outstanding Shares (calculated on a fully diluted basis). The information set forth in the "Introduction" to the Offer to Purchase and in Sections 1, 2 and 10 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in the "Introduction" to the Offer to Purchase and in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (d) This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the "Introduction" to the Offer to Purchase and in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the "Introduction" to the Offer to Purchase and in Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 6 PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)       Offer to Purchase.

     (a)(2)       Letter of Transmittal.

     (a)(3)       Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Letter to stockholders from Thomas C. Foley, Chairman of the Board, and Michael L. Hurt, President of the Company, dated November 12, 1999.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(8)       Summary Advertisement dated November 12, 1999.

     (a)(9)       Press Release dated November 12, 1999.

     (b) Revolving Credit Agreement by and among TB Wood's Incorporated, Plant Engineering Consultants, Inc., Grupo Blaju, S.A., de C.V., T. B. Wood's Canada, Ltd. and the Banks Party thereto and PNC Bank, National Association, as Agent, dated October 10, 1996 (incorporated by reference to Form 10-K, for fiscal year 1996, Exhibit 10.44) as most recently amended on November 8, 1999.

     (c) Stock Option Agreement by and between Thomas C. Foley and C. Sean Day dated November 9, 1999.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  November 12, 1999                    TB WOOD'S CORPORATION
                                              By: /s/ MICHAEL L. HURT
                                                  ------------------------------

                                              Name: Michael L. Hurt
                                              Title: President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                               DESCRIPTION
------                                               -----------
(a)(1)                         Offer to Purchase.
(a)(2)                         Letter of Transmittal.
(a)(3)                         Notice of Guaranteed Delivery.
(a)(4)                         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)                         Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)                         Letter to stockholders from Thomas C. Foley, Chairman of the Board, and Michael L. Hurt, President of
                               the Company, dated November 12, 1999.
(a)(7)                         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)                         Summary Advertisement dated November 12, 1999.
(a)(9)                         Press Release dated November 12, 1999.
(b)                            Revolving Credit Agreement by and among TB Wood's Incorporated, Plant Engineering Consultants, Inc.,
                               Grupo Blaju, S.A., de C.V., T. B. Wood's Canada, Ltd. and the Banks Party thereto and PNC Bank,
                               National Association, as Agent, dated October 10, 1996 (incorporated by reference to Form 10-K, for fiscal year 1996, Exhibit 10.44) as most recently amended on November 8, 1999.
(c)                            Stock Option Agreement by and between Thomas C. Foley and C. Sean Day dated November 9, 1999.
(d)                            Not applicable.
(e)                            Not applicable.
(f)                            Not applicable.